

Executive Summary

The organizations making the world a better place, never have enough resources to achieve their mission; so we created a virtual bank to get them the money they need. We provide critical funding to nonprofit organizations that are making the world a better place in very important ways. We share interchange fees generated from the daily purchases made on custom branded debit cards by our partner's members.

The GroundSwell Story

Several years ago, our founder Dr. Daniel Rubano, grew increasingly frustrated by the realization that the companies doing the greatest harm, had the most money. He began exploring the idea of creating a company dedicated to financially supporting organizations that were doing good in the world.

With the help of a few like minded people, GroundSwell was born.

Business Model

The keys to what we do are the ownership of a Bank Identification Number (BIN) and our customer acquisition model. Owning a BIN allows us to collect revenue from interchange fees from purchases made with our custom debit card. To acquire customers, we partner with nonprofit organizations to distribute our cards to their members and employees. In exchange for providing partners with dependable new revenue streams, they endorse our relationship and actively promote our services to their many hundreds and thousands of supporters.

In addition to providing revenue and deeper relationships with their members, we can also alleviate key pain points for our business partners such as reducing operational costs associated with distributing payments, wages, and some treasury management functions.

Customers

There are two tiers of customers we service. The first is our nonprofit partners. There are over 1.5 million nonprofits in the United States and almost all of them suffer from lack of resources. Our market research has confirmed the validity of our value proposition and we've already secured multiple letters of intent from prospective partners representing thousands of members.

Once a contract is signed, the second customer is our partner organization's members. These are loyal supporters who are deeply committed to the mission of the organization. Our "sell" is to convince them to use our card over that of a global financial institution for buying "groceries and gas" - in support of their favorite organization.

Market

Banking is an industry where service and loyalty have been eroding for decades - it is ripe for alternatives to the dominant participants and the market is sizable enough for many profitable niches. Many people are selecting a banking relationship as a choice between the lesser of evils - even credit unions and community banks no longer provide an ideal option. By innovating on the service, support, and providing a counterpoint to the global banking industry, we'll be able to take the warm leads provided by partners and convert them into active users.

Non-Profit organizations have loyal and active membership bases - many of them in the tens of thousands to hundreds of thousands - but fundraising is a perpetual challenge for even the most popular groups. Imagine the demand for a fundraiser that never ends and doesn't require donations, incur expenses, or demand massive time commitments?

Similarly, these same organizations must process and pay millions of dollars in compensation, reimbursement, and procurement payments each month for employees, contractors, and beneficiaries. What if there was a way to eliminate the expenses related to processing these payments and turn them into an additional recurring revenue stream?

Consider the impact of abundantly funding groups serving the greater good. What could be achieved by diverting significant sums of money, into worthwhile causes around the world? Saving the whales, protecting the trees, and feeding the children are just a few possibilities.

The GroundSwell Difference

What makes GroundSwell different is a singular focus on solving critical challenges related to saving the planet and sustaining humanity. We've assemble a group of seasoned professionals and entrepreneurs - each providing critical knowledge and skills to make it happen.

Our passion, when paired with the understanding of the inner workings and needs of nonprofit organizations gives us a competitive advantage expressed in three distinct ways.

1. Most financial services companies merely offer a branded credit card and a small royalty in exchange for access to a list of members and use of the organization's branding. This model also requires members of the nonprofits to take on debt and pay high interest rates.
   Our partners have already aggregated loyal members - we are providing them with an almost invisible path to significant monetization. We structure a long term win-win partnership by splitting transaction revenue in perpetuity.
2. Second, is our focus on post launch user engagement. Typical industry partnerships have very little post launch interaction, whereas we are focused on increasing both transaction frequency and average dollar amounts on an ongoing basis. With every client relationship we acquire new and better data to improve use and conversion rates for both existing and future partners. As a bonus - their users actually appreciate being able to support the organization in new ways.
3. Lastly - we collect payment-level data, including any purchases made from the debit card and mobile app as well as online purchases. This information is incredibly valuable and useful in helping us better understand our customers. As our database grows, we can leverage it to improve our communications and increase transaction velocity and amount.

Where We Are

We are completing the final phase of the BIN acquisition with our sponsor bank and have been registered with VISA as a third party agent. We have executed contracts with key vendors like our payment processor i2c Inc, compliance and Anti Money Laundering partner, SightSpan, and card manufacturer ArrowEye. As we build the remaining infrastructure, our focus is shifting to creating the customer experience. We are engaged with our first beta partners and are actively negotiating with others.

Financial Projections

Unlike many startups, we benefit from a proven economic model. We are using existing industry infrastructure and business model based on interchange fees generated by card swipes. The average interchange fee collected from the merchant is 1.50% + $0.15 and is invisible to the customer making the purchase. After paying the sponsor bank and the VISA network, as well as any card related expenses, 40% of the net earnings are shared with our partners. They incur no cost to participate.

36 Month Forecast

	1 - 6	7 - 12	13 - 24	25 - 36
KEY METRICS				
Revenue Shared with Partners	*$ 6,369*	*$ 342,839*	*$ 4,076,388*	*$ 7,751,064*
Active Cards in Market	*1,300*	*37,349*	*134,611*	*215,516*
REVENUES				
Monthly Account fees	$ -	$ -	$ -	$ -
Monthly kickback value	$ 7,605	$ 335,495	$ 3,320,956	$ 6,152,858
Monthly Interchange value	$ 29,250	$ 1,290,364	$ 12,772,908	$ 23,664,840
TOTAL REVENUE	**$ 36,855**	**$ 1,625,858**	**$ 16,093,864**	**$ 29,817,698**
COST OF SERVICE				
Variable Service Fees	$ 211,095	$ 1,185,871	$ 10,627,697	$ 19,377,093
Fixed Service Fees	$ 56,000	$ 168,000	$ 336,000	$ 336,000
TOTAL COS	**$ 267,095**	**$ 1,353,871**	**$ 10,963,697**	**$ 19,713,093**
Gross Margin	($230,240)	$271,987	$5,130,167	$10,104,605
AVERAGE GM%	**-212%**	**9%**	**31%**	**34%**
OPERATIONAL EXPENSES				
Staff & Benefits	$ 205,950	$ 413,200	$ 1,112,350	$ 1,205,450
Other Operations	$ 150,818	$ 161,689	$ 340,935	$ 347,398
TOTAL OPEX	**$ 356,768**	**$ 574,889**	**$ 1,453,286**	**$ 1,552,848**
TOTAL EXPENSES	**$ 623,863**	**$ 1,928,760**	**$ 12,416,983**	**$ 21,265,941**
EBIT	**($587,008)**	**($302,902)**	**$3,676,882**	**$8,551,758**
CASH FLOW				
Beginning Cash	$ 280,000	$506,492	$203,590	$3,880,471
Cash From Financing	$ 813,500	$ -	$ -	$ -
ENDING CASH	***$506,492***	***$203,590***	***$3,880,471***	***$12,432,229***

 

Funding Needs

As we progressed from idea to our current state of readiness, GroundSwell raised money through a series of friends and family offerings. Having recently achieved the final objective to acquiring our BIN, we are launching an equity crowdfunding raise of $1,000,000 through the WeFunder platform. This will provide us sufficient runway to get through the development of our minimum viable service, testing and refinement, as well as preparation for a broader public launch. We expect to close our crowdfunding round mid summer 2017. In order to continue moving forward with our systems buildout we are raising a small bridge round on a convertible note to meet our short term operational needs, required services fees, and licensing costs with partner organizations. We've raised $120,000 on that note.

Exit Strategy

Because of our mission driven focus, we are building GroundSwell to exist in perpetuity. As such, our intention is to build a sustainable business model that will serve our partners, employees, and investors while making progress toward achieving our mission. Although we don't plan selling the company as an exit strategy, when a liquidity event is needed for our investment partners, we'll to structure buyout plan(s) to satisfy their ROI and time duration objectives.

Risks

Competition

Competition in the financial services sector offering debit cards, branded card marketing & advertising programs is robust, however none of the companies we have identified offer both a meaningful fee share arrangement and payment solutions. Existing companies may, at some point in the future, offer a similar arrangement to the GroundSwell, however the size of the market is sufficient to allow multiple entrants to prosper with even modest market share. Lastly, our focus on the customer experience is novel in the financial services market.

Pricing Pressure

Fee compression would negatively impact revenue and we have already seen the ancillary fee structures (monthly access fees, ATM charges, etc) associated with card programs drop in recent years. Our model already assumes a zero fee structure, rather than fighting in a declining fee environment. Additionally, this zero fee scenario also enhances our appeal to potential partners and their members. Although the risk is real, it is unlikely that the Visa/MasterCard networks will adjust the interchange rates in a way that would marginalize the GroundSwell business model.

Partner Adoption

Failure to find partner organizations is significant risk to our model. Additionally, adoption of the partner's members is essential to our success. Offsetting these risks is the significant revenue streams we can offer - solving their greatest challenge - that is, sufficiently funding their operations on a consistent basis. Non-profit members are passionate about the causes they support. In addition to the enhanced financial contributions they'll be able to make, GroundSwell will deploy data analysis and iterative marketing programs to drive member engagement and improve card use metrics.

User Adoption

Even as we attract partners, there is still the risk of the individual members, students, and employees using the accounts. Given the dearth of quality service in the financial services sector - and the "offshoring" of support services, we believe customers will be amazed by the attention and thoughtfulness of our offering.

Key Service Providers

- **Metropolitan Commercial Bank -** Sponsoring Financial Institution
- **I2c** - Payment Processor, Program Manager, Call Center, Cardholder Portal, Mobile App
- **SightSpan** - Compliance
- **ArrowEye** - Debit Card Manufacturing and Fulfillment
- **Tyfone** - Enhanced Security and card of the future technology

Management Team & Advisors

Key team members have been identified and are ready to join when the business need and resources overlap. Currently, Dan, Joseph, and Ian are working full time with Robert, George, and Janna consulting part time as needed. As we progress through the launch phase we'll add those consulting to the employee roster when it's strategically prudent to do so.

Launch Team
- Business Development - Dan Rubano
- Operations - Joseph Graves
- Customers - Ian Durias
- Compliance - Janna Meyer

Core Team
- Marketing - Robert Leary
- Business Development - George Castillo

Board of Directors
- Belinda Rodman
- Kim Schademan
- Jason Bowne
- Dan Rubano

Strategic Advisors
- Business Strategy & Financing - Jonathan DeHart
- Marketing & Sales - Simon Mathews

Advisory Board
- Jeanne Firstenburg - CEO (Retired), First Independent Bank
- Siva Narendra - CEO, Tyfone
- Scott Jenkins - CEO, PayTrace